EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2002

                       COUPON PERIOD ENDING 20 AUGUST 2002

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

USD NOTES
---------------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                              (USD)        BOND FACTOR   COUPON RATE         (USD)              (USD)              (AUD)
---------------------------------------------------------------------------------------------------------------------------

CLASS A NOTES            762,249,630.69     86.619276%     2.07000%     4,473,925.10       83,482,902.19           0.00
---------------------------------------------------------------------------------------------------------------------------
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

                         FV OUTSTANDING                                COUPON PAYMENTS   PRINCIPAL PAYMENTS    CHARGE OFFS
                              (AUD)        BOND FACTOR   COUPON RATE         (AUD)              (AUD)              (AUD)
--------------------------------------------------------------------------------------------------------------------------
CLASS B NOTES            28,395,000.00     100.000000%     5.37000%       384,336.05                0.00           0.00
CLASS C NOTES            11,900,000.00     100.000000%     5.60000%       167,969.32                0.00           0.00
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


                                                                     31 JUL 02
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                 1,182,576,003
Outstanding Balance - Fixed Rate Loans                              335,184,387
Number of Loans                                                          11,535
Weighted Average Current LVR                                             66.06%
Average Loan Size                                                       131,579
Weighted Average Seasoning                                           23.24 mths
Weighted Average Term to Maturity                                      274 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      10,051,977.21
Unscheduled Principal Payments                                   156,576,899.90
Redraws                                                            8,243,843.67

Principal Collections                                            158,385,033.44

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                       ----------------
Principal Collections                                            158,385,033.44
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                         3,717,689.26
Total Available Principal                                        162,102,722.70

Outstanding Principal Draws From Previous Period                  (2,653,517.19)

Principal Distributed                                            162,102,722.70
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                          -----------------
Available Income                                                  28,108,859.37
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             28,108,859.37

REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00



CPR
---
                                          May-02      Jun-02      Jul-02
                       1 Mth CPR          32.07%      29.21%      32.13%

ARREARS
-------
                            % of pool
                          (by balance)
31 - 59 days                  0.31%
60 - 89 days                  0.09%
90+ days                      0.04%
Defaults                       nil
Losses                         nil